Exhibit 99.2

For Immediate Release

Company Name: Nitto Flour Milling Co., Ltd.

Representative: Kazui Kondo, President and Director

(Code no.: 2003, First Section, Tokyo Stock Exchange)

Please address inquiries to Nobuyuki Tanaka, Director,

General Affairs Department

Tel: +81-3-3553-8781

Company Name: Fuji Flour Milling Co., Ltd.

Representative: Ryosuke Takemasa, President and Representative Director

(Code no.: 2007, Second Section, Nagoya Stock Exchange)

Please address inquiries to Takeyuki Nakura, Executive Director,

Administrative Headquarters and Director, Finance Department

Tel: +81-543-34-2314

Conclusion of Merger Agreement

Tokyo, September 13, 2005 – Nitto Flour Milling Co., Ltd. (Head office: Tokyo, President: Kazui Kondo, hereafter referred to as “Nitto”) and Fuji Flour Milling Co., Ltd. (Head office: Shizuoka, President: Ryosuke Takemasa, hereafter referred to as “Fuji”) have announced that they have reached a final agreement to merge their companies, on an equal basis, as of April 1, 2006, and have concluded a merger agreement today after having approved the agreement at their respective board meetings.

1. Merger objective

Representatives of the flour milling business, with which both Nitto and Fuji are affiliated, feel that there is not much hope for a great increase in demand for wheat flour, and while the government is reexamining the institution with a view to liberalization, they are forecasting an increase in imported prepared products and intensity of sales competition.

Both companies are strengthening their corporate structures to withstand such changes in the business environment. They arrived at the agreement to merge because they both believe that in order to achieve sustainable growth, it is essential to expand their market share and strengthen and improve the effectiveness of their production system by integrating and expanding the scale of their business.

After the said merger, the companies will work toward improving quality and service so that they will be better able to meet the expectations of their customers, and they will do their utmost to facilitate the setting up of their new business system with the aim of achieving an early realization of post-merger synergies and maximizing shareholder value.

2. Outline of the merger

1) Merger timetable

September 13, 2005	Approval of merger agreement at respective Board of Director meetings
September 13, 2005	Signing of merger agreement
November 29, 2005	Nitto extraordinary general meeting of shareholders to approve merger agreement (scheduled)
November 29, 2005	Fuji extraordinary general meeting of shareholders to approve merger agreement (scheduled)
April 1, 2006	Merger date (scheduled)
April 1, 2006	Merger registration date (scheduled)

The above timetable is subject to change, by mutual consultation among the parties concerned, should unavoidable circumstances arise in the course of the above proceedings.

2) Merger method

The merger will be carried out horizontally, but under legal proceedings Fuji will be dissolved and Nitto will continue to exist.

3) Post-merger status

Trading name:	Nitto Fuji Flour Milling Co., Ltd.
Main businesses:	Manufacture and sales of wheat flour, wheat bran, premixed flours, food products and fishery feed products
Headquarters:	1-3-17 Shinkawa, Chuo-ku, Tokyo
Fiscal year end:	March 31
Capital:	2,500 million yen (508 million)
The amount in parentheses is the estimated increase due to the merger.
Total assets:	33,318 million yen
This figure is a simple calculation of the sum total of assets of both companies as of March 31, 2005.

Representatives and officers (scheduled):

President and
Representative Director	Kazui Kondo (Current Representative Director and President and Director of Nitto Flour Milling Co., Ltd.)

Vice-President and
Representative Director	Ryosuke Takemasa (Current Representative Director and President and Representative Director of Fuji Flour Milling Co., Ltd.)

Senior Executive Director	Masahiko Komatsu (Current Senior Executive Director of Nitto Flour Milling Co., Ltd.)

The new company is planning to have, in addition to the above directors, 11 directors, 2 full-time corporate auditors, and 3 outside corporate auditors.

4) Post-merger outlook (consolidated basis):

			(million yen)
Fiscal year ending	March 31, 2007	March 31, 2008	March 31, 2009
Net sales	49,000	51,000	52,000
Ordinary income	1,800	2,100	2,300
Net income	1,100	1,300	1,400

This outlook has been calculated with respect to the effects of the merger and the current plans of both companies.

5) Merger effects

-	Improvement in sales effectiveness

-	Establishment of an effective production system

-	Promotion of the rationalization of the administrative division, and cost reductions due to the integration of areas such as raw material procurement, logistics and system integration

-	Reconstruction of the research and development system

6) Merger ratio

Company name	Nitto	Fuji
Merger ratio	1	0.71

7) Share allotment

0.71 of a share of ordinary stock in the surviving company will be granted for every 1 share of ordinary stock in Fuji.

8) Merger ratio calculation basis

The merger ratio was determined after meetings and negotiations among both companies regarding the merger ratio assessment results calculated by financial advisors from Daiwa Securities SMBC Co., Ltd., designated by Nitto, and Nomura Securities Co., Ltd., designated by Fuji.

9) Number of new shares to be issued in conjunction with the merger

7,095,801 shares of ordinary stock

However, any fractional shares having a value of less than one share that arise in the course of the share allotment will be sold in a lump sum and the gains resulting from that disposal will be distributed to the shareholder in question.

10) New share dividend calculation date

The date on which the dividend for the new shares issued in conjunction with the merger is to be calculated is scheduled to be April 1, 2006.

11) Merger subsidy

Promptly after the regular general meeting of shareholders of the new company, scheduled for June 2006, the new company will pay shareholders of Fuji, registered on the day before the merger, a merger subsidy of 5 yen per share of ordinary stock in Fuji, in lieu of interest dividends for the period from April 1, 2005 to March 31, 2006. However, this merger subsidy is subject to change, upon mutual consultation between both companies, in accordance with any changes in the economic condition of Fuji, including its capital, liabilities, profits and losses as of the day before the merger.

3. Company profiles

(1) Trading name	Nitto Flour Milling Co., Ltd.		Fuji Flour Milling Co., Ltd.

(2) Main businesses	Manufacture and sales of wheat flour, wheat bran and food products; warehousing and harbor transport; design and construction of machinery and equipment; transportation; food service business		Manufacture and sales of wheat flour, wheat bran and food products; warehousing and harbor transport; manufacture and sales of feed; transportation

(3) Established	March 25, 1914		July 10, 1941

(4) Headquarters	1-3-17 Shinkawa, Chuo-ku, Tokyo		3-1-18 Seikai, Shimizu-ku, Shizuoka-shi, Shizuoka ken

(5) Representative	Kazui Kondo, President and Director		Ryosuke Takemasa, President and Representative Director

(6) Capital	1,991,475,000 yen		500,000,000 yen

(7) Shares outstanding	39,829,500		10,000,000

(8) Shareholders’ equity	15,101 million yen		3,159 million yen

(9) Total assets	25,037 million yen		8,280 million yen

(10) Fiscal year end	March 31		March 31

(11) Employees	557		159

(12) Major shareholders (%)	Mitsubishi Corporation	40.90	Sankyo Company, Limited	65.75

	The Bank of Tokyo-Mitsubishi, Ltd.	3.01	Suzuyo & Co., Ltd.	3.33

	Tokio Marine & Nichido Fire Insurance Co., Ltd.	2.75	Haruhisa Ishida	3.30

	Japan Trustee Service Bank, Ltd.	2.40	Akiko Watarai	1.86

	Yamazaki Baking Co., Ltd.	1.56	Shizuoka Bank, Ltd.	1.83

(13) Principal business partners	Buyers : Mitsubishi Corporation, Japanese Consumers’ Co-operative Union Suppliers : Mitsubishi Corporation, Tokai Denpun Co., Ltd.		Buyers: Hagoromo Foods Corporation, Osaka Syokuryou Oroshi Co., Ltd. Suppliers: Nippon Formula Feed Manufacturing Co., Ltd., Marubeni Nisshin Feed Co., Ltd.

(14) Main banks	The Bank of Tokyo-Mitsubishi, Ltd. The Norinchukin Bank The Mitsubishi Trust and Banking Corporation		Shizuoka Bank, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation

(15) Business relationship between the two companies	No capital, personnel, or trading relationship		No capital, personnel, or trading relationship

Note: The figures shown in numbers 6, 7, 8, 9, and 11 above are current as of March 31, 2005, on a consolidated basis for Nitto and a non-consolidated basis for Fuji. The figures in number 12 are on a non-consolidated basis and current as of March 31, 2005 for both companies.

4. Business results for the three most recent fiscal years and forecasts for the current business year

(Unit: million yen)

	Nitto (Consolidated)				Fuji (Non-consolidated)
Fiscal year ending	March 2003	March 2004	March 2005	March 2006 (fore- cast)	March 2003	March 2004	March 2005	March 2006 (fore- cast)
Net sales	30,542	31,881	34,626	37,000	11,199	11,646	11,949	11,800
Operating income	898	874	1,053	1,300	122	110	28	235
Recurring income	1,022	1,030	1,220	1,400	130	99	28	225
Net income	527	607	695	800	118	164	40	200
EPS (¥)	12.85	15.11	17.31	20.01	11.86	16.47	4.03	20.00
Dividend per share (¥)	6.00	6.00	6.00	6.00	—	—	—	5.00
Shareholders’ equity per share (¥)	345.59	373.97	387.79		324.62	317.28	316.18